UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) interim report for the three and six months ended September 30, 2023.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, 333-267850 and 333-274233) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GLOBAL BLUE GROUP HOLDING AG

Date: November 29, 2023

/s/ Jacques Stern                                                                                    Jacques Stern           Chief Executive Officer

Forward-looking statements
Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in the “Summary Risk Factors,” and in “Item 3. Key Information—D. Risk Factors” sections of our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.
These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Condensed Consolidated Interim Statements of Income, Statements of Comprehensive Income / (Loss), Statements of Financial Position, Statements of Cash Flows and Statements of Changes in Equity for the three and six months ended September 30, 2023 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended March 31, 2023 as filed with the SEC on June 28, 2023 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources”. See “forward‑looking statements” above.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Condensed Consolidated Interim Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three and six months ended September 30, 2023 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items.

•Results of Operations, containing a year-over-year, a comparison over two-years analysis as well as references to over three-years of our financial results for the three and six months ended September 30, 2023 as well as segment information.
•Liquidity and Capital Resources, presenting an analysis of changes in our statements of financial position and cash flows, and discussing our financial condition and potential sources of liquidity.

•Banking Facilities and Loans, explaining the structure of the facilities in place, interest, main undertakings as well as to provide an overview of the Supplementary Liquidity Facility.

Business Overview
Global Blue Group Holding AG and its subsidiaries (the “Company” or “Global Blue”) serves as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Solutions (TFSS)) and a pioneer in technology for Tax Free Shopping. Global Blue offers Added Value Payments Solutions (AVPS), including Dynamic Currency Conversion (DCC), for which Global Blue is a leading provider. Finally, Global Blue also offers Retail Tech Solutions (RTS) including an e-commerce returns platform, an eReceipts platform and a post-purchase technology platform.

Segment Reporting
Global Blue separates its business into three segments: TFSS, AVPS and RTS. Accordingly, its financial statements and other reporting information presented in this MD&A show TFSS, AVPS and RTS as separate reporting segments, as well as describe the business as a whole.
COVID-19
The COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and results of operations and financial condition. Consequently, Global Blue’s revenue for the financial year ended March 31, 2021 declined 89.4% versus the previous year. Gradually, with vaccination efforts and the introduction of the COVID-19 vaccination certificates during calendar year 2021, international travel has gradually reopened and consequently, shops started to have requests for tax-free forms by international travelers. Southeast Asia fell behind Europe and the US in reopening for international travel but has eventually reopened. China was last to reopen for international travel in early January 2023 and consequently, Global Blue is currently observing a gradual recovery of Chinese travelers across Asia as well as Europe and the Company expects this trend to continue.
The Sales in Store (“SiS) for the three and six months ended September 30, 2023 are above pre-COVID-19 levels for most origin nationalities, albeit the air capacity from China is still below 60% when compared to pre-COVID-19 levels; this is impacting the recovery especially in Europe, as in APAC SiS are at the same level as during the quarter ended on September 30, 2019. Overall, the recovery of SiS sourcing from Chinese travelers is marginally exceeding 60% of the corresponding pre-COVID-19 levels.

Key Performance Indicators
Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent to key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add-backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.

Sales in Store (SiS)
Total SiS represents the sum of TFSS SiS, AVPS SiS and RTS SiS, which are:
•TFSS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•AVPS SiS represents the value (including VAT) of the payments made by the international shopper.
•RTS SiS represents the original value of the goods being returned by the online shopper on ZigZag services.

The SiS performance has a direct link to the Group’s revenue performance, as illustrated in section “Results of Operations”. The following table presents TFSS SiS, AVPS SiS, RTS SiS and Total SiS for the three and six months ended September 30:

	For the Three Months Ended September 30			For the Six Months ended September 30
	2023	2022	2021	2023	2022	2021
	(in EUR billions)			(in EUR billions)
TFSS SiS	5.3	3.5	1.1	9.5	5.7	1.5
AVPS SiS	1.6	1.4	0.4	3.1	2.4	0.9
RTS SiS	0.4	0.4	0.6	0.9	0.8	0.6
Total SiS	7.3	5.2	2.1	13.5	8.9	3.0

TFSS SiS
TFSS SiS increased by EUR1.8 billion, or 51.4%, to EUR5.3 billion for the three months ended September 30, 2023 (EUR3.5 billion for the three months ended September 30, 2022), and by EUR4.2 billion, for the three months ended September 30, 2023, from EUR1.1 billion for the three months ended September 30, 2021. TFSS SiS also increased by EUR3.8 billion, or 67.9% to EUR9.5 billion for the six months ended September 30, 2023, from EUR5.7 billion for the six months ended September 30, 2022, and by EUR8.0 billion, to EUR9.5 billion for the six months ended September 30, 2023, from EUR1.5 billion for the six months ended September 30, 2021.
All above increases are mainly driven by the recovery from the impact of the COVID-19 outbreak as a result of the last restrictions to international travels being removed following China lifting its zero-COVID-19 policy at the beginning of the 2023 calendar year; this has allowed international shopping to return to their normal levels of operations at pre-COVID-19 levels.
AVPS SiS
AVPS SiS increased by EUR0.2 billion, or 16.5% to EUR1.6 billion for the three months ended September 30, 2023 from EUR1.4 billion for the three months ended September 30, 2022, and by EUR1.2 billion, to EUR1.6 billion for the three months ended September 30, 2023 from EUR0.4 billion for the three months ended September 30, 2021. AVPS SiS also increased by EUR0.7 billion, or 25.6% to EUR3.1 billion for the six months ended September 30, 2023, from EUR2.4 billion for the six months ended September 30, 2022 and by EUR2.2 billion, to EUR3.1 billion for the six months ended September 30, 2023, from EUR0.9 billion for the six months ended September 30, 2021.
The above increases in AVPS SiS are mainly driven by the removal of travel restrictions and international travel resuming to its pre-COVID-19 levels across most geographies as well as new business in certain markets.

RTS SiS
RTS SiS increased by 9.7% to EUR0.4 billion for the three months ended September 30, 2023 from EUR0.4 billion for the three months ended September 30, 2022 and by EUR0.1 billion, or 8.0% to EUR0.9 billion for the six months ended September 30, 2023 from EUR0.8 billion for the six months ended September 30, 2022. These increases are mainly due to RTS efforts in expanding its merchant base.
RTS SiS for the three months ended September 30, 2021 were overstated by approximately EUR0.3 billion and after excluding the impact of this overstatement,, the RTS SiS increased by EUR0.2 billion, or approximately 50% to EUR0.4 billion for the three months ended September 30, 2023 from EUR0.6 billion for the three months ended September 30, 2021. This increase is driven by the expanded merchant base.
RTS SiS increased by EUR0.3 billion, or 59.0% to EUR0.9 billion for the six months ended September 30, 2023 from EUR0.6 billion for the six months ended September 30, 2021. As noted above, this increase is mainly due to RTS efforts in expanding its merchant base.

Non-IFRS Financial Measures
Other metrics that management employs to monitor the underlying performance of Global Blue’s business and operations are Variable Adjusted Operating Expenses, Fixed adjusted operating expenses, Adjusted operating expenses, Adjusted EBITDA, Adjusted EBITDA Margin, Exceptional items, Tax effect of adjustments, Adjusted tax expenses, Adjusted Net Income (Group Share), and Adjusted Effective Tax Rate. These non-IFRS measures are commonly used in Global Blue’s industry, as well as by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.
These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Operating and Financial review and prospects”. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis; as a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

Results of Operations
Comparison of Results of Operations for the three and six months ended September 30, 2023, 2022 and 2021
The following tables and subsequent discussion summarizes our financial performance and certain operating results for the three and six months ended September 30:

	For the Three Months Ended September 30			For the Six Months ended September 30
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
Income statement data:
Total revenue	113.2	81.9	31.2	207.7	138.0	47.9
Of which: TFSS revenue	86.2	62.5	23.0	154.8	102.1	32.1
Of which: AVPS revenue	20.2	15.3	5.3	39.0	27.9	10.1
Of which: RTS revenue	6.7	4.1	2.9	13.8	8.1	5.7
Operating expenses	(88.7)	(79.9)	(24.0)	(158.8)	(142.9)	(92.4)
Operating profit/(loss)	24.5	2.1	7.2	48.9	(4.9)	(44.4)
Finance income	2.0	0.4	1.1	3.1	0.6	1.2
Finance costs	(15.9)	(14.2)	(7.2)	(27.7)	(24.4)	(13.7)
Net finance costs	(13.9)	(13.8)	(6.1)	(24.6)	(23.8)	(12.5)
Profit/(Loss) before tax	10.6	(11.7)	1.2	24.3	(28.7)	(57.0)
Income tax benefit/(expense)	(8.8)	0.6	4.5	(12.8)	2.6	10.7
Profit/(Loss) for the period	1.8	(11.2)	5.7	11.4	(26.1)	(46.3)

Total revenue
Our Total revenue increased by EUR31.3 million, or 38.2% to EUR113.2 million for the three months ended September 30, 2023, from EUR81.9 million for the three months ended September 30, 2022 and by EUR82.0 million, to EUR113.2 million for the three months ended September 30, 2023, from EUR31.2 million for the three months ended September 30, 2021. Our Total revenue also increased by EUR69.6 million, or 50.4% to EUR207.7 million for the six months ended September 30, 2023, from EUR138.0 million for the six months ended September 30, 2022 and by EUR159.7 million, to EUR207.7 million for the six months ended September 30, 2023, from EUR47.9 million for the six months ended September 30, 2021. These increases are the result of the individual increases in all business segments as detailed below.
The revenue of our TFSS reporting segment increased by EUR23.7 million, or 37.9% to EUR86.2 million for the three months ended September 30, 2023, from EUR62.5 million for the three months ended September 30, 2022 and by EUR63.2 million, to EUR86.2 million for the three months ended September 30, 2023, from EUR23.0 million for the three months ended September 30, 2021. The revenue of our TFSS reporting segment also increased by EUR52.8 million, or 51.7% to EUR154.8 million for the six months ended September 30, 2023, from EUR102.1 million for the six months ended September 30, 2022 and by EUR122.7 million, to EUR154.8 million for the six months ended September 30, 2023, from EUR32.1 million for the six months ended September 30, 2021. These increases reflects the ongoing recovery of the tourism post the COVID-19 outbreak.
The revenue of our AVPS reporting segment increased by EUR4.9 million, or 32.0% to EUR20.2 million for the three months ended September 30, 2023, from EUR15.3 million for the three months ended September 30, 2022 and by EUR14.9 million, to EUR20.2 million for the three months ended September 30, 2023, from EUR5.3 million for the three months ended September 30, 2021. The revenue of our AVPS reporting segment also increased by EUR11.1 million, or 39.8% to EUR39.0 million for the six months ended September 30, 2023, from EUR27.9 million for the six months ended September 30, 2022 and by EUR28.9 million, to EUR39.0 million for the six months ended September 30, 2023, from EUR10.1 million for the six months ended September 30, 2021. These revenue increases are growing faster than the AVPS SiS increases for the same period driven by slower growth in the payments processing business which is margin dilutive to the overall AVPS segment.
The RTS revenue increased by EUR2.6 million, or 65.0% to EUR6.7 million for the three months ended September 30, 2023, from EUR4.1 million for the three months ended September 30, 2022 and by EUR3.8 million, or 131.9% to EUR6.7 million for the three months ended September 30, 2023, from EUR2.9 million was EUR6.7 million for the three months ended September 30, 2021. Also, the revenue of our RTS reporting segment increased by EUR5.8 million, or 71.4% to EUR13.8 million for the six months ended September 30, 2023, from EUR8.1 million for the six months ended September 30, 2022 and by EUR8.1 million, or 143.9% to EUR13.8 million for the six months ended September 30, 2023, from EUR5.7 million for the six months ended September 30, 2021. The revenue increase from this reporting segment is driven by expanding the merchant base through affiliation of new clients combined with incremental revenues from the investment in new business combinations with Yocuda and ShipUp. The incremental revenue sourcing from the business combination with ShipUp, amounted to EUR1.1 million revenue for the three months ended September 30, 2023 and to EUR2.3 million revenue for the six months ended September 30, 2023 when compared to the same period of 2022. The same way the incremental revenue sourcing from the business combination with ShipUp and Yocuda, amounted to EUR1.4 million revenue for the three months ended September 30, 2023 and to EUR3.0 million for the six months ended September 30, 2023 when compared to the same period of 2021.

Operating expenses
The table below provides the key breakdown of the operating expenses:

Periodic	For the Three Months Ended September 30			For the Six Months ended September 30
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
Total operating expenses	(88.7)	(79.9)	(24.0)	(158.8)	(142.9)	(92.4)
Amortization of intangible assets acquired through business combinations	(1.1)	(3.5)	(11.9)	(2.2)	(12.4)	(30.0)
Other depreciation and amortization	(8.9)	(9.1)	(10.2)	(17.9)	(17.8)	(20.2)
Depreciation and amortization	(10.0)	(12.7)	(22.1)	(20.1)	(30.2)	(50.2)
Exceptional items	(12.7)	(11.1)	29.8	(6.0)	(7.3)	16.8
Adjusted operating expenses (excluding exceptional items, depreciation and amortization)	(66.0)	(56.1)	(31.6)	(132.7)	(105.4)	(59.0)
Variable adjusted operating expenses(1)	(25.0)	(19.7)	(6.7)	(48.1)	(34.7)	(11.4)
Fixed adjusted operating expenses(2)	(41.1)	(36.3)	(24.9)	(84.5)	(70.7)	(47.7)

(1) Variable Adjusted Operating Expenses (excluding exceptional items, depreciation and amortization) are the operating expenses that vary with volume
(2) Fixed Adjusted Operating Expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and Variable adjusted operating expenses.

Total operating expenses
Our Total operating expenses increased by EUR8.8 million, or 11.1% to EUR88.7 million for the three months ended September 30, 2023, from EUR79.9 million for the three months ended September 30, 2022, and by EUR64.7 million to EUR88.7 million for the three months ended September 30, 2023, from EUR24.0 million for the three months ended September 30, 2021. This increase is mainly driven by higher adjusted operating expenses, higher exceptional items costs, partially offset by lower amortization of intangible assets acquired through business combinations.
Our Total operating expenses increased by EUR15.9 million, or 11.1% to EUR158.8 million for the six months ended September 30, 2023, from EUR142.9 million for the six months ended September 30, 2022. This increase is mainly driven by higher adjusted operating expenses, offset by lower exceptional items costs and lower amortization of intangible assets acquired through business combinations.
Our Total operating expenses increased by EUR66.4 million, or 71.9% to EUR158.8 million for the six months ended September 30, 2023, from EUR92.4 million for the six months ended September 30, 2021. This increase is mainly driven by higher adjusted operating expenses, higher exceptional items costs, partially offset by lower amortization of intangible assets acquired through business combinations.
Depreciation and amortization
Our depreciation and amortization decreased by EUR2.7 million, or 21.0% to EUR10.0 million for the three months ended September 30, 2023, from EUR12.7 million for the three months ended September 30, 2022, and by EUR12.1 million, or 54.7% to EUR10.0 million for the three months ended September 30, 2023, from EUR22.1 million for the three months ended September 30, 2021 mainly driven by amortization of intangible assets acquired through business combinations. The same expenses decreased by EUR10.1 million, or 33.4% to EUR20.1 million for the six months ended September 30, 2023, from EUR30.2 million for the six months ended September 30, 2022 by EUR30.0 million, or 59.9% to EUR20.1 million for the six months ended September 30, 2023, from EUR50.2 million for the six months ended September 30, 2021 for the same reason as mentioned above.
Our amortization of intangible assets acquired through business combinations decreased by EUR2.4 million, or 68.6% to EUR1.1 million for the three months ended September 30, 2023, from EUR3.5 million for the three months ended September 30, 2022. This decrease is due to some of Global Blue’s Customer Relationship assets acquired through business combinations having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.
Our amortization of intangible assets acquired through business combinations decreased by EUR10.8 million, or 90.7% to EUR1.1 million for the three months ended September 30, 2023, from EUR11.9 million for the three months ended September 30, 2021. This decrease is due to the Currency Select Intangible Assets acquired through the business combination as well as certain Global Blue Customer Relationship assets having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.
Our amortization of intangible assets acquired through business combinations decreased by EUR10.2 million, or 82.2% to EUR2.2 million for the six months ended September 30, 2023, from EUR12.4 million for the six months ended September 30, 2022. This decrease is due to some of Global Blue’s Customer Relationship assets acquired through business combinations having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.

Our amortization of intangible assets acquired through business combinations decreased by EUR27.8 million, or 92.6% to EUR2.2 million for the six months ended September 30, 2023, from EUR30.0 million for the six months ended September 30, 2021. This decrease is due to the Currency Select Intangible Assets acquired through the business combination as well as certain Global Blue Customer Relationship assets having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.
Our other depreciation and amortization decreased by EUR0.2 million, or 2.6% to EUR8.9 million for the three months ended September 30, 2023, from EUR9.1 million for the three months ended September 30, 2022, and by EUR1.3 million, or 12.8% to EUR8.9 million for the three months ended September 30, 2023, from EUR10.2 million for the three months ended September 30, 2021. This also decreased by EUR0.1 million, or 0.7% to EUR17.9 million for the six months ended September 30, 2023, from EUR17.8 million for the six months ended September 30, 2022, and by EUR2.3 million, or 11.2% to EUR17.9 million for the six months ended September 30, 2023, from EUR20.2 million for the six months ended September 30, 2021.

Exceptional items
Exceptional items consist of items which the Board of Directors (the “Board”) considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

	For the Three Months Ended September 30			For the Six Months ended September 30
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
Business restructuring expenses	—	(3.6)	(0.9)	(0.1)	(3.9)	(0.9)
Corporate restructuring expenses	(0.2)	(0.4)	—	(0.3)	(0.5)	(0.1)
Monitoring fee (including directors fee)	—	—	—	—	(0.1)	(0.1)
Impairment	—	—	(0.1)	—	(0.6)	(0.2)
Net sales of assets (loss)	—	(0.2)	—	—	(0.2)	—
Share based payments	(2.9)	(4.0)	(0.9)	(3.6)	(5.8)	(2.2)
Change in fair value of warrants and put options	(8.8)	(1.9)	22.0	(0.8)	5.0	11.2
Other non-recurring	(0.6)	(0.9)	9.8	(1.1)	(1.3)	9.1
Total Exceptional Item	(12.7)	(11.1)	29.8	(6.0)	(7.3)	16.8

Our exceptional items amounted to a net expense of EUR12.7 million for the three months ended September 30, 2023, mainly comprising of i) EUR8.8 million of change in fair value of warrants and put options, and ii) EUR2.9 million of share based payments.
Our exceptional items amounted to an expense of EUR11.1 million for the three months ended September 30, 2022, mainly comprising of i) share based payments charges of EUR4.0 million, ii) EUR3.6 million of business restructuring expenses of which EUR3.2 million correspond to the loss arising from the sale of our TFSS business in Russia and the associated deconsolidation and, iii) change in fair value of warrants and put options of EUR1.9 million of which EUR1.5 million relates to the fair value of the warrants.

Our exceptional items amounted to a benefit of EUR29.8 million for the three months ended September 30, 2021 mostly driven by the positive effect of EUR22.0 million from the change in fair value of warrants and put options due to EUR24.5 million originating from the fair value of the warrants, partially offset by EUR2.5 million related to changes in fair value of the put options of ZigZag Global and Yocuda. Exceptional items also include the release of an earn-out provision of EUR9.6 million linked to the business combination with ZigZag Global, of which the fair value was re-assessed and valued at nil, due to a delay in the implementation plan which leads to a shift of timing of cash flows outside the earn-out period and thus the earn-out is no longer expected to be paid out based on the results during the period. Partially offsetting the above were the business restructuring expenses of EUR0.9 million related to workforce reduction and share based payments of EUR0.9 million.
Our exceptional items amounted to an expense of EUR6.0 million for the six months ended September 30, 2023, corresponding mainly to i) share based payments of EUR3.6 million, ii) change in fair value of warrants and put options of EUR0.8 million, iii) EUR1.1 million of other non-recurring of which EUR0.4 million are related to capital tax.
Our exceptional items amounted to an expense of EUR7.3 million for the six months ended September 30, 2022, mainly relating to i) share based payments of EUR5.8 million, ii) EUR3.9 million of business restructuring expenses of which EUR3.2 million are related to Russia TFS deconsolidation, iii) impairment of EUR0.6 million, partially offset by a benefit sourcing from the change in fair value of warrants and put options of EUR5.0 million of which EUR2.1 million are related to the warrants and EUR2.9 million related to the ZigZag Global and Yocuda put options.
Our exceptional items amounted to a benefit of EUR16.8 million for the six months ended September 30, 2021, corresponding mainly to i) a gain of EUR11.2 million from the change in fair value of warrants and put options of which EUR13.7 million relating to the warrants, partially offset by an expense of EUR2.5 million related to the Yocuda put option and ii) other non-recurring of EUR9.1 million mostly due the release of an earn-out provision of EUR9.6 million linked to the business combination with ZigZag Global. Partially offset by share based payments of EUR2.2 million and business restructuring expenses of EUR0.9 million mostly related to workforce reduction.

Adjusted Operating expenses (excluding exceptional items, depreciation and amortization)
Our adjusted operating expenses increased by EUR9.9 million, or 17.7%, to EUR66.0 million for the three months ended September 30, 2023, from EUR56.1 million for the three months ended September 30, 2022, and by EUR34.4 million, or 108.7%, to EUR66.0 million for the three months ended September 30, 2023, from EUR31.6 million for the three months ended September 30, 2021. Also, our adjusted operating expenses increased by EUR27.3 million, or 25.9%, to EUR132.7 million for the six months ended September 30, 2023, from EUR105.4 million for the six months ended September 30, 2022 and by EUR73.7 million, or 124.8%, to EUR132.7 million for the six months ended September 30, 2023, from EUR59.0 million for the six months ended September 30, 2021. These increases are due to the increases in the variable adjusted operating expenses and fixed adjusted operating expenses detail below.

Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization)
Our variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR5.2 million (EUR4.9 million if excluding the impact of RTS), or 26.4% to EUR25.0 million for the three months ended September 30, 2023, from EUR19.7 million for the three months ended September 30, 2022, driven by the increase in revenue during the same period.
Our variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR18.3 million (EUR15.5 million if excluding the impact of RTS) to EUR25.0 million for the three months ended September 30, 2023, from EUR6.7 million for the three months ended September 30, 2021, mainly attributed to the increase in revenue during the same period.
Our variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR13.5 million (EUR11.8 million if excluding the impact of RTS), or 38.8% to EUR48.1 million for the six months ended September 30, 2023, from EUR34.7 million for the six months ended September 30, 2022, attributed to the increase in revenue during the same period.
Our variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR36.8 million (EUR30.3 million if excluding the impact of the RTS) to EUR48.1 million for the six months ended September 30, 2023, from EUR11.4 million for the six months ended September 30, 2021, driven by the increase in revenue during the same period.

Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization)
Our fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR4.7 million (EUR2.3 million if excluding the impact of RTS), or 12.9% to EUR41.1 million for the three months ended September 30, 2023, from EUR36.3 million for the three months ended September 30, 2022. This is the result of short-term cost saving measures applied by management during the COVID-19 period, which have ceased (and depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants), and were replaced by longer-term measures which offset only partially the benefits from the short-term measures. These costs were to some extent also impacted by inflation and the costs of being a publicly-listed company.
Our fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR16.1 million, (EUR13.0 million or 56.8% if excluding the impact of RTS), or 64.6% to EUR41.1 million for the three months ended September 30, 2023, from EUR24.9 million for the three months ended September 30, 2021. This is the result of the aforementioned short-term cost saving measures applied by management during the COVID-19 period, which have ceased~~,~~ and were replaced by longer-term measures which offset only partially the benefits from the short-term measures. These costs were to some extent also impacted by the acquisitions in the RTS segment, inflation, and the costs of being a publicly-listed company.
Our fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR13.8 million (EUR8.6 million if excluding the impact of RTS), or 19.6% to EUR84.5 million for the six months ended September 30, 2023, from EUR70.7 million for the six months ended September 30, 2022. Similar to the preceding paragraphs, this is the result of short-term cost saving measures applied by management during the COVID-19 period, which have ceased and were replaced by longer-term measures which offset only partially the benefits from the short-term measures. To some extent these costs were also impacted by inflation and the costs of being a publicly-traded company.
Our fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR36.9 million (EUR30.1 million if excluding the impact of RTS), or 77.4%, to EUR84.5 million for the six months ended September 30, 2023, from EUR47.7 million for the six months ended September 30, 2021 driven by the same factors as mentioned in the preceding paragraph.

Net finance costs
Our net finance costs increased by EUR0.1 million, or 0.8% to EUR13.9 million for the three months ended September 30, 2023, from EUR13.8 million for the three months ended September 30, 2022 and by EUR7.8 million, or 128.7%, to EUR13.9 million for the three months ended September 30, 2023, from EUR6.1 million for the three months ended September 30, 2021. Also, our net finance costs increased by EUR0.7 million, or 3.1% to

EUR24.6 million for the six months ended September 30, 2023, from EUR23.8 million for the six months ended September 30, 2022 and by EUR12.0 million, or 95.9%, to EUR24.6 million for the six months ended September 30, 2023, from EUR12.5 million for the six months ended September 30, 2021.
These increases are mainly due to higher interest expenses, partially offset by a lower foreign exchange rates effect.

Income tax benefit/(expense)
Our income tax expense changed by EUR9.4 million, to an expense of EUR8.8 million for the three months ended September 30, 2023, compared with a benefit of EUR0.6 million for the three months ended September 30, 2022, mainly due to the increase in Profit/(Loss) Before Tax , as well as exceptional tax items driven by the effect of the release in the prior year of EUR3.2 million of a previously-recorded uncertain tax position in Germany.
Our income tax expense changed by EUR13.3 million to an expense of EUR8.8 million for the three months ended September 30, 2023, compared with an benefit of EUR4.5 million for the three months ended September 30, 2021, mainly due to the increase in Profit/(Loss) Before Tax, as well as the impact from the updated estimate of deferred tax on amortization of intangible assets from past business combinations.
Our income tax expense changed by EUR15.5 million, to an expense of EUR12.8 million for the six months ended September 30, 2023, compared with a benefit of EUR2.6 million for the six months ended September 30, 2022, mainly due to the increase in Profit/(Loss) Before Tax, and the adverse effect of a EUR3.2 million reversal of an uncertain tax position in Germany in the previous year, partially offset by the EUR1.6 million impact from the updated estimate of deferred tax on amortization of intangible assets from past business combinations .
Our income tax expense changed by EUR23.5 million to an expense of EUR12.8 million for the six months ended September 30, 2023, compared with a benefit of EUR10.7 million for the six months ended September 30, 2021, mainly due to the increase in Profit/(Loss) Before Tax, as well as the impact from the updated estimate of deferred tax on amortization of intangible assets from past business combinations.
Profit/(loss) for the period
Our Profit/(Loss) for the period changed by EUR13.0 million, or 116.0% to a profit of EUR1.8 million for the three months ended September 30, 2023, compared with a loss of EUR11.2 million for the three months ended September 30, 2022 and by EUR3.9 million, or 68.4% to a profit of EUR1.8 million for the three months ended September 30, 2023, compared with a profit of EUR5.7 million for the three months ended September 30, 2021. Also, our Profit/(Loss) for the period changed by EUR37.5 million, or 143.9% to a profit of EUR11.4 million for the six months ended September 30, 2023, compared with a loss of EUR26.1 million for the six months ended September 30, 2022 and by EUR57.7 million, or 124.7% to a profit of EUR11.4 million for the six months ended September 30, 2023, compared with a loss of EUR46.3 million for the six months ended September 30, 2021. The profit for the period changed as a result of the factors described above and with particular relevance, the effect of the business recovery.

Non-IFRS Measures
Adjusted EBITDA
The table below provides a reconciliation between Profit/(Loss) and Adjusted EBITDA:

	For the Three Months Ended September 30			For the Six Months ended September 30
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
Profit/(Loss) for the period	1.8	(11.2)	5.7	11.4	(26.1)	(46.3)
Profit/(Loss) margin (%)	1.6	(13.6)	18.1	5.5	(18.9)	(96.6)
Income tax (benefit)/expense	8.8	(0.6)	(4.5)	12.8	(2.6)	(10.7)
Net finance costs	13.9	13.8	6.1	24.6	23.8	12.5
Exceptional items	12.7	11.1	(29.8)	6.0	7.3	(16.8)
Depreciation and amortization	10.0	12.7	22.1	20.1	30.2	50.2
Adjusted EBITDA	47.2	25.8	(0.4)	75.0	32.6	(11.1)
Adjusted EBITDA margin (%)	41.7%	31.5%	(1.4)%	36.1%	23.6%	(23.2)%

Our adjusted EBITDA increased by EUR21.4 million, or 82.8% to a EUR47.2 million profit for the three months ended September 30, 2023 from a EUR25.8 million profit for the three months ended September 30, 2022 and by EUR47.6 million, to a EUR47.2 million profit for the three months ended September 30, 2023, from a EUR0.4 million loss for the three months ended September 30, 2021. Also, our adjusted EBITDA increased by EUR42.3 million, 129.7% to a EUR75.0 million profit for the six months ended September 30, 2023 from a EUR32.6 million profit for the six months ended September 30, 2022 and by EUR86.1 million to a EUR75.0 million profit for the six months ended September 30, 2023, from a EUR11.1 million loss for the six months ended September 30, 2021. This performance is driven by an increase in revenue, as described above linked to the recovery of the travel and tourism sector partially offset by lower savings in adjusted operating expenses (excluding exceptional items, depreciation and amortization).

	For the Three Months Ended September 30			For the Six Months ended September 30
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
TFSS Adjusted EBITDA	57.8	38.5	11.7	99.0	59.0	12.6
AVPS Adjusted EBITDA	10.3	7.5	3.0	20.1	13.3	4.9
RTS Adjusted EBITDA	(1.4)	(1.0)	(1.1)	(3.4)	(1.7)	(1.8)
Central costs	(19.6)	(19.3)	(14.1)	(40.7)	(38.0)	(26.7)
Total Adjusted EBITDA	47.2	25.8	(0.4)	75.0	32.6	(11.1)

Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR57.8 million and EUR10.3 million, respectively, and negative EUR1.4 million for our RTS reporting segment, for the three months ended September 30, 2023. Additionally, there were EUR19.6 million of central costs, which are kept at group level and not allocated to our three reporting segments. For the three months ended September 30, 2022 the adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR38.5 million and EUR7.5 million, respectively, negative EUR1.0 million for our RTS reporting segment and there were EUR19.3 million of central costs~~. F~~or the three months ended September 30, 2021the adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR11.7 million and EUR3.0 million, respectively, negative EUR1.1 million for our RTS reporting segment and there were EUR14.1 million of central costs~~.~~
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR99.0 million and EUR20.1 million, respectively, and negative EUR3.4 million for our RTS reporting segment, for the six months ended September 30, 2023. Additionally, there were EUR40.7 million of central costs. For the six months ended September 30, 2022 the adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR59.0 million and EUR13.3 million, respectively, negative EUR1.7 million for our RTS reporting segment and additionally, there were EUR38.0 million of central costs. ~~F~~or the six months ended September 30, 2021 the adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR12.6 million and EUR4.9 million, respectively, negative EUR1.8 million for our RTS reporting segment and additionally, there were EUR26.7 million of central costs.

Adjusted Net Income/(Loss) (Group Share)

	For the Three Months Ended September 30			For the Six Months ended September 30
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
Profit/(loss) attributable to owners of the parent	(0.5)	(11.7)	5.2	7.7	(26.9)	(46.7)
Exceptional items	12.7	11.1	(29.8)	6.0	7.3	(16.8)
Amortization of intangible assets acquired through business combinations	1.1	3.5	11.9	2.2	12.4	30.0
Tax effect of adjustments	0.7	(5.0)	(3.0)	0.2	(6.4)	(5.8)
Adjusted net income/(loss) (Group share)	14.0	(2.1)	(15.6)	16.1	(13.7)	(39.4)

Our Adjusted Net Income/(Loss) (Group Share) improved by EUR16.1 million, to a EUR14.0 million profit for the three months ended September 30, 2023, from a EUR2.1 million loss for the three months ended September 30, 2022. It also improved by EUR29.6 million, to a EUR14.0 million profit for the three months ended September 30, 2023, from a EUR15.6 million loss for the three months ended September 30, 2021, and by EUR29.8 million, to a EUR16.1 million profit for the six months ended September 30, 2023, from a EUR13.7 million loss for the six months ended September 30, 2022. Our Adjusted Net Income/(Loss) (Group Share) equally improved by EUR55.5 million to a EUR16.1 million profit for the six months ended September 30, 2023, from a EUR39.4 million loss for the six months ended September 30, 2021.

Adjusted Effective Tax Rate

The adjusted effective tax rate is defined as the income tax benefit/(expense) adjusted for the tax effect of the following adjustments: i) Deferred Income Tax on Amortization of intangible assets acquired through business combinations, ii) Income Tax effect on Exceptional items and iii) Exceptional Tax Items (mainly adjustments with respect of current income tax of previous periods) divided by the adjusted profit/(loss) before tax.

	For the Three Months Ended September 30			For the Six Months ended September 30
	2023	2022	2021	2023	2022	2021
	(in EUR millions)			(in EUR millions)
(i) Income tax benefit/(expense)	(8.8)	0.6	4.5	(12.8)	2.6	10.7
Tax effect of adjustments	0.7	(5.0)	(3.0)	0.2	(6.4)	(5.8)
(ii) Adjusted tax expenses	(8.1)	(4.4)	1.5	(12.6)	(3.8)	4.9
(iii) Profit/(Loss) before tax	10.6	(11.7)	1.2	24.3	(28.7)	(57.0)
Exceptional items	12.7	11.1	(29.8)	6.0	7.3	(16.8)
Amortization of intangible assets acquired through business combinations	1.1	3.5	11.9	2.2	12.4	30.0
(iv) Adjusted profit/(loss) before tax	24.4	2.9	(16.7)	32.5	(9.0)	(43.8)
(i)/(iii) Effective tax rate (%)	83.1%	4.9%	(385.1)%	52.9%	9.2%	18.7%
(ii)/(iv) Adjusted effective tax rate (%)	33.1%	152.4%	8.9%	38.8%	(42.2)%	11.1%

Our adjusted effective tax rate is 33.1% for the three months ended September 30, 2023, down from 152.4% for the three months ended September 30, 2022. As the business recovers, the adjusted effective tax rate trends towards normalization and the deviation is driven by the change of the Group’s weighting of various jurisdictions with different corporate income tax rates, loss making entities that typically do not recognize deferred tax assets on tax losses resulting in an overall higher adjusted tax expenses interest costs being capped in certain countries, reducing its tax deductibility.
Our adjusted effective tax rate is 33.1% for the three months ended September 30, 2023, up from 8.9% for the three months ended September 30, 2021. Moreover, our adjusted effective tax rate is 38.8% for the six months ended September 30, 2023, up from (42.2)% for the six months ended September 30, 2022 and up from 11.1% for the six months ended September 30, 2021 These higher adjusted effective tax rates are mainly driven by interest costs being capped in certain countries reducing its tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall higher adjusted tax expenses in relation to the adjusted profit before tax.

Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the Supplementary Liquidity Facility. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks or months until cash is received. As a result, we experience cash flow seasonality throughout the year, with larger net working capital needs (and corresponding cash outflows) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as it was with the COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of: i) a reduction in cash outflow for VAT refunds to international shoppers and ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of: i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, ii) cash outflows to settle longer-dated merchant payables, and iii) monthly cash expenditures; for details on the working capital, see below sub-section “Net Working Capital”.
Between April 1, 2023 and September, 2023, as the international travel and global economy continues to recover combined with Global Blue’s high season, the Group experienced revenue volume growth, which led to an increase of net working capital requirements of EUR39.2 million, and consequently, liquidity requirements. This increase was funded with existing cash and cash equivalents. During the same period of the prior financial year, the working capital needs were EUR87.1 million. Given the global and evolving nature of the recovery and its impact on the international travel and extra-regional shopping sectors, our needs for the next twelve months cannot be accurately quantified at this time.
We may need further cash resources to, among others, further fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in “Capital Expenditure”, we have made no firm commitments with respect to future investments.
As of September 30, 2023, the Group had cash and cash equivalents of EUR221.6 million, which were predominantly held in Euro. Approximately EUR3.1 million of the Group’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. As of September 30, 2023, Global Blue had additional available liquidity of EUR9.1 million consisting of EUR8.2 million of uncommitted local credit lines and Revolving Credit Facility (“RCF”) availability of EUR0.9 million .
As of September 30, 2023, the Group had EUR791.6 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR626.2 million in long-term financing (borrowings of EUR630.0 million less EUR3.8 million of capitalized financing fees), EUR99.0 million drawn on the RCF, EUR63.4 million of the Supplemental Liquidity Facility (“SLF”) and EUR3.0 million in other bank overdraft facilities.
The Group believes that its cash and cash equivalents are sufficient to meet the liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report. Given that the exact timing and pace of the revenue recovery is uncertain and related macroeconomic effects, as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view; see “Net Working Capital” for further discussion of net working capital movements.

Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	For the Six Months ended September 30
	2023	2022	2021
	(in EUR millions)
Net cash from / (used in) operating activities	9.7	(78.2)	(81.5)
Net cash used in investing activities	(19.6)	(18.8)	(14.0)
Net cash from / (used in) financing activities	(8.8)	264.6	(6.0)
Net foreign exchange difference	0.4	1.7	0.7
Net increase / (decrease) in cash and cash equivalents	(18.3)	169.3	(100.8)
Cash and cash equivalents at beginning of period	240.5	51.1	182.8
Cash and cash equivalents at end of period	221.6	220.6	82.7
Net change in bank overdraft facilities	(0.6)	0.2	0.7
Net increase/(decrease) in cash and cash equivalents	(18.3)	169.3	(100.8)

Cash flow from/(used in) operating activities
Net cash from/(used in) operating activities consists of profit before tax, as adjusted for depreciation and amortization, net finance costs, other non-cash items, income tax paid, interest paid, and changes in net working capital.
Net cash from operating activities was EUR9.7 million for the six months ended September 30, 2023 driven by an outflow of net working capital of EUR39.2 million. Net cash used in operating activities was EUR78.2 million for the six months ended September 30, 2022, driven by an outflow of net working capital of EUR87.1 million. Net cash used in operating activities was EUR81.5 million for the six months ended September 30, 2021, primarily due to the negative operating result; adjusted EBITDA for the six months ended September 30, 2021 was negative by EUR11.1 million and was accompanied by an outflow of net working capital of EUR55.0 million for the six months ended September 30, 2021 see “Net Working Capital” below for further details on net working capital movement drivers.

Cash flow from/(used in) investing activities
Net cash used in investing activities was EUR19.6 million for the six months ended September 30, 2023 driven by an outflow of EUR15.9 million from payments for capitalized intangible assets.
Net cash used in investing activities was EUR18.8 million for the six months ended September 30, 2022 driven by an outflow of EUR10.4 million for payments for capitalized intangible assets, EUR3.4 million for acquisition of non-current financial assets, EUR2.0 million for the Group’s participation in Reflaunt as well as a deposit guarantee with a refunding agent of EUR1.2 million, and EUR2.6 million linked to the purchase of tangible assets.
Net cash used in investing activities of EUR14.0 million for the six months ended September 30, 2021 was driven by an outflow of EUR8.1 million from the internally-generated intangible assets, and EUR3.0 million linked to the acquisition of subsidiaries net of cash acquired related to the business combination with Yocuda.

Cash flow from/(used in) financing activities

Net cash from/(used in) financing activities consists of proceeds from the issuance of share capital, principal elements of lease payments, proceeds from borrowings, and dividends paid to non-controlling interests.
Net cash used in financing activities was EUR8.8 million for the six months ended September 30, 2023 mainly related to principal elements of lease payments of EUR6.2 million and to dividends paid to non-controlling interests of EUR2.7 million.
Net cash from financial activities of EUR264.6 million for the six months ended September 30, 2022 related to proceeds from issuance of share capital of EUR215.2 million of CK Opportunities Wolverine, Sarl (“Certares”), and proceeds from loans and borrowings due to shareholders of EUR59.4 million, partially offset by principal elements of lease payments of EUR5.5 million.
Net cash used in financing activities is EUR6.0 million for the six months ended September 30, 2021 related to principal elements of lease payments.

Net Working Capital
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, and accrued liabilities.
In Global Blue’s TFSS business, the net working capital is driven by the timing of the payments made to merchants and international shoppers, and the timing of the payments received from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume movements. Unless international shoppers wish to be refunded through a credit card (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax-free form at customs, and before Global Blue receives the VAT back from the merchants, which typically occurs approximately 30 days after the VAT refund is collected. Global Blue typically pays the merchant a percentage of the transaction fee only after having received 100% of the VAT back from the merchant, which is approximately 100 days afterward.
When Global Blue experiences rapid month-on-month SiS growth, for instance in an assumed quick recovery in international travel after the COVID-19 outbreak, this would lead to a short-term, temporary surge of its net working capital needs to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs, due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities.
Where Global Blue invoices the tax authority directly for the VAT refund, it experiences little or insignificant credit risk (as the counterparties are governments); nevertheless, where Global Blue invoices the merchant, it is exposed to credit risk for a few weeks, since it refunds international shoppers first before invoicing the merchant. Given though the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.
While revenue does not significantly fluctuate throughout the year, Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the northern hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital built up during the summer. However, as a result of the predictable seasonality of Global Blue’s net working capital, and in the absence of nay significant change in trade flows, one would expect the year-end position to be broadly neutral.

Global Blue recorded a net working capital outflow of EUR39.2 million for the six months ended September 30, 2023, and EUR87.1 million for the six months ended September 30, 2022; these outflows reflect an increase of trade receivables which are mainly driven by higher TFS Refunding activity in France, Italy, Spain and Greece, as a result of the recovery of the COVID-19 outbreak, as well as the seasonal effect which started in May.
Global Blue recorded an outflow of EUR55.0 million for the six months ended September 30, 2021. The outflow observed reflects in one hand, a reduction of its payables in the first part of the period, including a payment to French tax authorities of EUR6.7 million, as well as payments that benefited from deferrals linked to the COVID-19 outbreak, and an increase of trade receivables in August and September 2021, which is the result of the combination of traditional high season period with the gradual recovery from the COVID-19 outbreak.
Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure increased by EUR3.8 million, or 27.2%, to EUR17.9 million for the six months ended September 30, 2023 from EUR14.1 million for the six months ended September 30, 2022. This increase is mainly driven by EUR4.7 million related to intangible assets, partially offset by the decrease of EUR0.8 million related to tangible assets.
Global Blue’s capital expenditure increased by EUR7.7 million, or 76.1%, to EUR17.9 million for the six months ended September 30, 2023 from EUR10.2 million for the six months ended September 30, 2021. The majority of the EUR7.7 million increase related to EUR7.0 million payments for intangible assets.
We have made no material firm commitments with respect to our principal future investments.

Banking Facilities and Loans
Overview and structure
On October 25, 2019, certain entities of Global Blue entered into a facilities agreement (the “Facilities Agreement”) with, among others, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, BNP Paribas (Suisse) S.A., J.P. Morgan Securities PLC, Morgan Stanley Bank International Limited and Royal Bank of Canada, as mandated lead arrangers, and RBC Europe Limited, as agent. On January 14, 2020, the Facilities Agreement was amended and restated by an amendment letter entered into with, among others, BNP Paribas (Suisse) S.A., Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank International Limited, Royal Bank of Canada, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, Credit Suisse International and JPMorgan Chase Bank N.A., London branch, as amendment participating lenders, and RBC Europe Limited, as agent and security agent. The Facilities Agreement governs the EUR630.0 million term loan facility (the “Term Loan Facility”) and the EUR100.0 million revolving credit facility (the “Revolving Credit Facility”) (in combination named as the “Facilities”). The Revolving Credit Facility (“RCF”) includes a swingline sub-facility which allows up to EUR20.0 million of the RCF to be utilized by way of Euro-denominated swingline loans; the Facilities are senior-secured and governed by English law.
On August 28, 2020, Global Blue drew down EUR630.0 million from the Term Loan Facility and EUR99.0 million from the RCF (see “Indebtedness”).
In September 2020, Global Blue entered into a Supplemental Liquidity Facility (“SLF”) with SL Globetrotter, LP for an amount of USD75.0 million (EUR70.1 million), and on April 1, 2022 the Group withdrew USD20.0 million (EUR18.0 million), which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs.

On November 24, 2023, Global Blue entered into a credit agreement consisting of a term loan of EUR 610.0 million and a senior secured revolving credit facility of EUR 97.5 million (see “New Credit Agreement” below).

Purpose
Global Blue has used the funds obtained by the Term Loan Facility, together with the available cash to the extent needed, to reimburse the principal amount and the interest accrued, but not yet paid on its historic indebtedness, as well as to pay related fees, costs and expenses (including certain of those relating to the public listing in August 2020). The RCF replaced the historic credit facility and is available, among others, to finance or refinance working capital and/or for general corporate purposes of Global Blue (see “Net Working Capital”).
In addition, an inter-creditor agreement governs the relationships between creditors under the Facilities Agreement, and the Facilities are secured by certain collateral (see “Collateral” below).

Maturity and prepayment
The final repayment date for the Facilities Agreement is August 28, 2025.
The Facilities Agreement provides for each lender to require a cancellation of its commitments and a prepayment of its loans under the Facilities in the case of a change of control or a sale of all or substantially all of the businesses and assets of Global Blue to persons who are not members of Global Blue. A change of control will occur if any person or group of persons acting together who do not control Global Blue at such time acquire, directly or indirectly, beneficially more than 50% of the issued voting share capital of Global Blue other than certain permitted holders, including, among others, certain existing equity investors of Global Blue.
The Facilities Agreement also contains a standard mandatory prepayment provision in the event that it becomes illegal for a lender to fulfil any of its obligations under the Facilities Agreement; the latter also provides for voluntary prepayment of the Facilities at any time, with prior notice and without any prepayment penalty.
The Supplemental Facility Agreement (“SFA”) will be required to be repaid in full by the Borrower on the earlier of: (i) the date falling on the second anniversary of the date of the initial utilization of that Loan and (ii) February 28, 2024 (each term as defined in the Facilities Agreement).

Interest
The Term Loan Facility provides for a variable interest rate, equal to EURIBOR for the period (with a zero floor) plus a spread of 2.75% per annum (the “TL Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage.
The RCF provides for a variable interest rate to be paid on drawings, equal to EURIBOR for the period (with a zero floor) or, with reference to amounts used in currencies other than euro, to the LIBOR for the period (or other LIBOR replacement rate), plus a spread of 2.50% per annum (the “RCF Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage ratio.
The Group has no financial instruments to hedge the interest rate risks associated with the indebtedness under the Facilities Agreement.
The specific level of increase or decrease in the TL Margin and the RCF Margin, respectively, depending on the Company’s leverage (i.e., the ratio between total net indebtedness and Consolidated Pro Forma EBITDA - see “Main undertakings” below) is shown below:

Company’s Leverage	TL Margin	RCF Margin
Higher than 4.00:1	2.75%	2.50%
Equal to or less than 4.00:1 but higher than 3.50:1	2.25%	2.00%
Equal to or less than 3.50:1 but higher than 3.00:1	2.00%	1.75%
Equal to or less than 3.00:1 but higher than 2.50:1	1.75%	1.50%
Equal to or less than 2.50:1 but higher than 2.00:1	1.50%	1.25%
Equal to or less than 2.00:1 but higher than 1.50:1	1.25%	1.00%
Equal to or less than 1.50:1	1.00%	0.75%

Interest on the SLF accrues at a rate of 2.75% per annum, or such other minimum safe harbor rate as may be applicable from time to time at the start of each interest period based on the principal amount and currency of the SLF, as published by the Swiss tax authorities. Interest accrues and is to be paid by the Borrower at the end of each six-month interest period of the SLF, unless the Borrower elects that interest for such interest period shall capitalize and be added to the outstanding principal amount.

Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and semi-annual reporting obligations; (ii) semi-annual compliance with a leverage ratio test starting on September 30, 2021 (defined as the ratio between total net indebtedness to Consolidated Pro Forma EBITDA and calculated on a rolling 12-month basis) not to exceed 5.00:1 on September 30, 2021 and March 31, 2022, 4.75:1 on September 30, 2022 and March 31, 2023, and 4.50:1 on September 30, 2023 and March 31, 2024, 4.25:1 on September 30, 2024 and March 31, 2025, 3.50:1 on September 30, 2025 and each financial half-year ending thereafter; (iii) prohibitions of substantial changes in the business of Global Blue; (iv) compliance with all applicable laws; (v) negative pledge obligations; (vi) prohibition to carry out disposals; (vii) incurrence of indebtedness by non-obligors; and (viii) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the business combination).
However, on February 3, 2021, to preserve financial flexibility in light of the ongoing COVID-19 outbreak, Global Blue obtained a waiver from Facilities Agreement Lenders under the Facilities Agreement. The waiver provides revised terms with respect to the semi-annual total net leverage financial covenant under the Facilities Agreement. The financial covenant was planned to be tested for the first time on September 30, 2022. In connection with the Facilities Agreement Lenders’ agreeing to the terms of the waiver, Global Blue agreed that for the Waiver Period, it shall maintain the Liquidity Condition. On October 4, 2021, the company obtained an extension of the waiver period until March 31, 2023. Global Blue has used the proceeds from any equity contribution or subordinated debt as an EBITDA Cure, which is deemed to increase the amount of Consolidated Pro Forma EBITDA for the purposes of the financial covenant leverage ratio test. As a result, Global Blue was in compliance with the financial covenant as of March 31, 2023.
The Liquidity Condition requires that liquidity (being the aggregate amount of cash and cash equivalents and the aggregate amount available to us on a committed or uncommitted basis for utilization under any facilities or other debt or equity financing) on the last day of each calendar month (or, if such day is not a business day, then on the next succeeding business day) shall not be less than EUR35 million. The Liquidity Condition shall cease to apply if Global Blue’s revenues for any calendar month first being equal to or more than an amount equal to 40% of its revenues for the pre-COVID-19 period, namely the corresponding calendar month during the period from (and including) February 1, 2019 to (and including) January 31, 2020. If the Liquidity Condition is not met, Global Blue

can cure a breach of the Liquidity Condition with the proceeds of equity or subordinated debt contributions or any other source available to Global Blue.
Consolidated Pro Forma EBITDA is economically equivalent to Adjusted EBITDA as defined in this report plus projected synergies and costs savings arising in connection with acquisitions, disposals and other company initiatives which may be added to Adjusted EBITDA by Global Blue under the terms of the Facilities Agreement.

Representations and warranties
In addition to the undertakings listed above, the Facilities Agreement provides for representations and warranties with respect to the business, assets, operations, financial condition and prospects of Global Blue and with respect to the Facilities Agreement and ancillary documents, including, among others: (i) the absence of litigation, arbitration and administrative proceedings; (ii) lack of misleading information provided to the lenders; (iii) the correctness and truthfulness of the financial statements; (iv) validity and incorporation of Global Blue; (v) validity and effectiveness of the obligations assumed pursuant to the Facilities Agreement and ancillary documents; (vi) absence of conflicts between the Facilities Agreement and ancillary documents and the constitutional documents, laws or other applicable obligations; (vii) absence of any filing requirements or stamp taxes payable in connection with the Facilities Agreement and ancillary documents; (viii) possession of the necessary powers and authorizations; (ix) choice of the applicable law; (x) absence of defaults; (xi) compliance with anti-corruption laws and sanctions; and (xii) pari passu ranking of the obligations deriving from the financial documents with any other unsecured and unsubordinated debt (present and future).

Guarantees
The Facilities are guaranteed by guarantees from Global Blue and certain other members of Global Blue, based on a guarantor coverage test. The undertakings of Global Blue and other guarantors pursuant to these guarantees are joint and several with the other financial counterparties of the Facilities Agreement (including, among others, the agent, the security agent, the mandated lead arrangers, and each of the lenders), to the extent legally permitted and operationally practical.

Collateral
On December 18, 2020, in accordance with the provisions of the Facilities Agreement, the Facilities have been secured by pledges on the assets of certain material subsidiaries of Global Blue at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical on a first priority basis.

Events of default
The Facilities Agreement also sets forth, in line with market practice, a series of events of default, including, among others: (i) payment default of principal and interest; (ii) failure to comply with the semi-annual leverage ratio test described above; (iii) occurrence of certain insolvency events or the commencement of insolvency proceedings; (iv) untruthfulness of any of the representations and warranties in any material adverse respect; and (v) customary cross payment default and cross acceleration provisions.

Indebtedness

The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of September 30	As of March 31
	2023	2023	2022
	(in EUR millions)
Non-current financing—term senior debt	—	—	—
Non-current financing—senior debt facility(1)	630.0	630.0	630.0
Capitalized financing fees(2)	(3.8)	(4.7)	(6.4)
Revolving credit facility(3)	99.0	99.0	99.0
Supplemental liquidity facility(4)	63.4	61.3	—
Other bank loans(5)	3.0	3.2	—
Bank overdraft(6)	—	—	0.7
Total interest-bearing loans and borrowings	791.6	788.8	723.2
(1) New senior debt facility which was used to repay the former term senior debt.
(2) Represents costs incurred in relation to refinancing our historic indebtedness.
(3) Revolving credit facility of EUR100.0 million of which EUR99.0 million has been drawn.
(4) SLF of USD75 million, of which USD65 million (EUR63.4 million) drawn.
(5) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.
(6) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.
The new Senior term debt is comprised of a term loan of EUR630.0 million, fully drawn since inception and a RCF of EUR100.0 million of which EUR99.0 million is drawn. The proceeds from the term loan under the new Senior debt facility was used to fully repay the term loan and amounts outstanding under the RCF under the previous SFA.
The Senior term debt has a maturity date of August 28, 2025. The conditions of the credit facilities are set as Euribor of the period with a floor of 0.00% plus a margin. The margins for the long-term loan and the revolving credit facility are dependent on Total Net Leverage. (see “Interest”).
The financial covenant associated with the senior term debt is based on a level of Total Net Leverage lower than 4.75x (see “Main undertakings”).
New Credit Agreement

On November 24, 2023, the Group entered into a credit agreement consisting of a term loan of EUR 610.0 million (the “Senior Secured Term Loan” or “SSTL”) and a senior secured revolving credit facility of EUR 97.5 million (the “Senior Secured Revolver Facility” or “SSRF”) (and, together with the SSTL, the “Credit Facilities”).

The SSTL will mature seven years after its first utilization date, and the SSRF will mature six years and six months after the first utilization date. Borrowings under the SSTL bear interest at a rate of EURIBOR and an applicable margin of up to 5.00% (current facility’s margin up to 2.75%), which may be reduced in the future based on the Senior Secured Net Leverage Ratio (or “SSNLR” as defined in the credit agreement). Borrowings under the SSRF bear interest at a rate of EURIBOR and an applicable margin of up to 4.50% (current facility’s margin up to 2.5%), which may be reduced in the future based on the SSNLR. EUR 20.0 million of the SSRF can be utilized as a swingline facility.

The EURIBOR rate is subject to a “floor” of 0.0%, and the Group may select interest periods of one, two, three or six months and interest is paid on the last business day of each interest period. Furthermore, the Group is required to pay a commitment fee at a rate per annum equal to 30% of the applicable margin on the SSRF in respect of unused amounts.

On the closing date of the Credit Facilities agreement, the SSTL will be fully drawn, and the proceeds, along with existing available liquidity, will be used to fully repay the Group’s senior secured term loan and revolver facilities, entered into October 25, 2019 (as amended and supplemented from time to time).

Treasury Management
Policy
The company manages its Treasury activities through a Central Treasury department (“Group treasury”). Treasury activities are governed by company policies where appropriate trading and approval thresholds are set.

Cash Management
All operational entities of the Group forecast the cash developments weekly, on a rolling basis, and are monitored by Group treasury ensuring that the Group's liquidity position at all times meets operational cash needs.
Surplus cash held by the operating entities over and above amounts required for working capital management are centralized and managed by Group treasury.
In order to minimize foreign exchange risks, cash and cash equivalent investments are kept in the functional currency of the respective entities holding the asset or are otherwise hedged by Group treasury using financial derivatives such as foreign exchange forward contracts.
As of September 30, 2023, approximately EUR3.1 million of the Group’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. The majority of such restrictions are due to capital controls applied by the country where the cash is situated which may lead to delays in transferring funds to the Group. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.
Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and as of September 30, 2023 these amounted to EUR8.2 million; such facilities may be subjected to restrictions and none of these local overdraft facilities were committed in nature.
Supplemental Liquidity Facility (“SLF”)
Under the loan agreement dated September 30, 2020 and amended on November 22, 2021 governing the Supplemental Liquidity Facility (the “Loan Agreement”), Globetrotter and Cayman Holdings (together, the “Lenders”) provided the SLF to Global Blue or one of its subsidiaries (the “Borrower”) of up to USD75.0 million (subject to “Reserved Commitments” of USD 10.0 million). Upon written request by the Borrower and on the terms and subject to the conditions set forth in the Loan Agreement, the Supplemental Liquidity Facility is available to the Borrower, except for the “Reserved Commitments”, to either i) cure or avoid an expected breach of the financial covenant under the Facilities Agreement or ii) to finance in good faith the actual liquidity needs of Global Blue. The “Reserved Commitments” may only be utilized to finance any amount of any director or officer liability claim to the extent that, proforma for the payment of such amount of that claim without the utilization of the Reserved Commitments, the Group would have Liquidity of less than EUR60 million.
The SLF are postponed and subordinated to all liabilities and obligations of the Borrower under the Facilities Agreement and rank at least pari passu with the claims of all of the Borrower’s other present or future unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally. The SLF were available to the Borrower to the closing date until (and including) Feb 28, 2024.
On April 1, 2022 the Company drew USD20.0 million (EUR18.0 million) of the SLF and on April 19, 2022 drew an additional USD45.0 million (EUR41.4 million) to fund working capital needs of the Group.

Unaudited Condensed Consolidated Interim Financial Statements

Global Blue Group Holding AG

September 2023

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of September 30	As of March 31
(EUR thousand)	Notes	2023	2023
ASSETS
Non-current assets
Property, plant and equipment		27,468	24,839
Intangible assets		609,128	605,508
Deferred tax assets		30,904	34,810
Investments in joint ventures and associates		221	230
Other investments	9	7,541	7,051
Other non-current financial assets		15,323	14,207
		690,585	686,645
Current assets
Trade receivables		289,979	191,469
Other current receivables		43,504	31,369
Income tax receivables		2,181	1,681
Prepaid expenses		8,550	5,586
Cash and cash equivalents		221,613	240,546
		565,827	470,651
Total assets		1,256,412	1,157,296
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	7	2,202	2,194
Share premium	7	1,856,085	1,852,339
Other equity	7	(111)	(117)
Other reserves		(971,198)	(970,623)
Accumulated losses		(875,726)	(883,420)
		11,252	373
Non-controlling interests		6,346	5,970
Total equity		17,598	6,343
Liabilities
Non-current liabilities
Loans and borrowings		727,580	726,891
Other non-current financial liabilities	9	20,149	18,811
Deferred tax liabilities		5,657	7,663
Post-employment benefits		3,988	3,795
Provisions for other liabilities and charges		1,101	1,230
		758,475	758,390
Current liabilities
Loans and borrowings		64,064	61,945
Other current financial liabilities	9	20,674	19,227
Trade payables		283,376	209,106
Other current liabilities		42,241	34,851
Accrued liabilities		51,807	54,639
Income tax liabilities		16,311	11,351
Provisions for other liabilities and charges		1,866	1,444
		480,339	392,563
Total liabilities		1,238,814	1,150,953
Total equity and liabilities		1,256,412	1,157,296
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED INCOME STATEMENTS

		Three months ended September 30		Six months ended September 30
(EUR thousand)	Notes	2023	2022	2023	2022
Total revenue	4	113,175	81,910	207,659	138,029
Operating expenses	5	(88,680)	(79,857)	(158,797)	(142,906)
Operating profit / (loss)		24,495	2,053	48,862	(4,877)
Finance income		1,955	382	3,107	573
Finance costs		(15,862)	(14,183)	(27,683)	(24,403)
Net finance costs	5	(13,907)	(13,801)	(24,576)	(23,830)
Profit / (Loss) before tax		10,588	(11,748)	24,286	(28,707)
Income tax benefit / (expense)	5	(8,798)	579	(12,841)	2,639
Profit / (Loss) for the period		1,790	(11,169)	11,445	(26,068)
Profit / (Loss) attributable to:
Owners of the parent		(511)	(11,729)	7,721	(26,927)
Non-controlling interests		2,301	560	3,724	859
Profit / (Loss) for the period		1,790	(11,169)	11,445	(26,068)

Basic earnings / (loss) per ordinary share	6	(0.00)	(0.05)	0.03	(0.13)
Diluted earnings / (loss) per ordinary share	6	(0.00)	(0.05)	0.03	(0.13)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	Three months ended September 30		Six months ended September 30
(EUR thousand)	2023	2022	2023	2022
Profit / (Loss) for the period	1,790	(11,169)	11,445	(26,068)
Other comprehensive income / (loss)
Other comprehensive income that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations	239	152	12	2,288
Income tax effect	(49)	(36)	1	(549)
	190	116	13	1,739
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences	1,008	(1,180)	1,415	(1,145)
Hyperinflation adjustment	(338)	346	(27)	346
	670	(834)	1,388	(799)
Other comprehensive income / (loss) for the period, net of tax	860	(718)	1,401	940
Total comprehensive income / (loss) for the period	2,650	(11,887)	12,846	(25,128)
Attributable to:
Owners of the parent	308	(12,005)	9,812	(26,019)
Non-controlling interest	2,342	118	3,034	891
Total comprehensive income / (loss) for the period	2,650	(11,887)	12,846	(25,128)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended September 30
(EUR thousand)	Notes	2023	2022
Profit / (Loss) before tax		24,286	(28,707)
Depreciation and amortization	5	20,135	30,217
Net finance costs	5	25,321	20,003
Other non-cash items		3,306	3,594
Income tax paid		(6,784)	(5,808)
Interest paid		(17,305)	(10,374)
Changes in working capital		(39,219)	(87,077)
= Net cash from / (used in) operating activities (A)		9,740	(78,152)
Purchase of property, plant and equipment		(1,732)	(2,575)
Purchase of intangible assets		(264)	(1,070)
Payments for capitalized intangible assets		(15,910)	(10,435)
Net cash outflow on disposal of subsidiary		—	(1,684)
Acquisitions of non-current financial assets		(1,900)	(3,448)
Receipts from sale of non-current financial assets		197	373
= Net cash used in investing activities (B)		(19,609)	(18,839)
Proceeds from issuance of share capital		—	215,208
Transaction costs of issuance of share capital		—	(4,512)
Principal elements of lease payments		(6,171)	(5,482)
Proceeds from loans and borrowings due to shareholders		—	59,384
Dividends paid to non-controlling interests		(2,658)	—
'=Net cash from / (used in) financing activities (C)		(8,829)	264,598
Net foreign exchange difference (D)		395	1,707
'= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		(18,304)	169,314
Cash and cash equivalents at beginning of the period		240,546	51,083
Cash and cash equivalents at end of the period		221,613	220,611
Net (increase) / decrease in bank overdraft facilities		(629)	214
= NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		(18,304)	169,314
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Six months ended September 30, 2023
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2023		1,928	266	1,584,012	268,327	(114)	(3)	55,362	(1,013,666)	(14,981)	2,664	(883,420)	373	5,970	6,343
Profit for the period		—	—	—	—	—	—	—	—	—	—	7,721	7,721	3,724	11,445
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	2,091	27	(27)	2,091	(690)	1,401
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	2,091	27	7,694	9,812	3,034	12,846
Employee share schemes	5	—	—	—	—	—	—	2,818	—	—	—	—	2,818	—	2,818
Vested RSA shares	7	—	—	3,754	—	6	—	(5,513)	—	—	—	—	(1,751)	—	(1,751)
Dividends		—	8	—	(8)	—	—	—	—	—	—	—	—	(2,658)	(2,658)
Total contributions and distributions		—	8	3,754	(8)	6	—	(2,695)	—	—	—	—	1,067	(2,658)	(1,591)
Balance as of September 30, 2023		1,928	274	1,587,766	268,319	(108)	(3)	52,667	(1,013,666)	(12,890)	2,691	(875,726)	11,252	6,346	17,598

Six months ended September 30, 2022
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2022		1,844	63	1,538,105	96,364	(9,297)	(882)	50,699	(1,006,210)	(11,330)	1,086	(851,967)	(191,525)	5,732	(185,793)
(Loss) / Profit for the period		—	—	—	—	—	—	—	—	—	—	(26,927)	(26,927)	859	(26,068)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	(1,177)	1,739	346	908	32	940
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	(1,177)	1,739	(26,581)	(26,019)	891	(25,128)
Issuance of share capital Global Blue Group Holding A.G.	7	83	203	42,959	171,963	—	—	—	(4,686)	—	—	—	210,522	(1)	210,521
Issuance of treasury shares by Global Blue Group Holding A.G.	7	1	—	—	—	(1)	—	—	—	—	—	—	—	—	—
Employee share schemes		—	—	—	—	—	—	4,692	—	—	—	—	4,692	—	4,692
Vested RSA shares	7	—	—	2,333	—	4	—	(2,337)	—	—	—	—	—	—	—
Allocation of treasury shares to shareholders	7	—	—	—	—	9,178	—	—	(9,178)	—	—	—	—	—	—
Total contributions and distributions		84	203	45,292	171,963	9,181	—	2,355	(13,864)	—	—	(4)	215,210	(1)	215,209
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	1,068	1,068	(1,068)	—
Other transactions		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total changes in ownership interests		—	—	—	—	—	—	—	—	—	—	1,068	1,068	(1,068)	—
Balance as of September 30, 2022		1,928	266	1,583,397	268,327	(116)	(882)	53,054	(1,020,074)	(12,507)	2,825	(877,484)	(1,266)	5,554	4,288
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1    Corporate information
Global Blue Group Holding AG (‘the Company’) and its subsidiaries (together ‘the Group’ or ‘Global Blue’) provide technology-enabled transaction processing services for merchants, banks, acquirers, governments and travelers. More specifically, the Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Group offers third-party serviced tax free shopping solutions (“TFSS”), added-value payment solutions (“AVPS”) including dynamic currency conversion and retail tech solutions (“RTS”). At its core, the Group is a technology platform that serves a network of merchant stores globally through both TFSS and AVPS, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities. The Group has operating subsidiaries around the world.
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company was incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners, L.P. (“Silver Lake”) is the ultimate parent and controlling party, of the Group.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on November 28, 2023.
The unaudited condensed consolidated interim financial statements of Global Blue have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and are presented in thousands of Euros (EURk).

NOTE 2    Basis of preparation and significant accounting policies
Basis of preparation
The Group’s unaudited condensed consolidated interim financial statements for the three and six month periods ended September 30, 2023 have been prepared in accordance with IAS 34 ‘Interim financial reporting’.
These financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments, other investments and put options that have been measured at fair value (Note 9).
The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the March 2023 Annual Financial Report for Global Blue Group Holding AG under IAS 1 Presentation of Financial Statements, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report should be read in conjunction with the consolidated financial statements for Global Blue Group Holding AG for the year ended March 31, 2023.
Significant accounting policies
The estimation process and significant accounting policies are consistent with those applied in the annual financial statements.
A new standard (IFRS17 - Insurance Contracts) and certain amended standards became applicable for the current reporting period; the group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

NOTE 3    Significant changes in current reporting period
Information about the business
During the three and six months ended September 30, 2023, the Company has maintained a similar level of material merchants and acquirers when compared to March 31, 2023.
Seasonality
The typical TFSS business is subject to predictable seasonality because a significant part of the business serves the leisure segment of the travel industry, which is particularly active during the northern hemisphere’s summer holiday season. The second half of Global Blue’s financial year typically sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, Chinese New Year in January / February, and Ramadan in March / April.
All in all, this drives a degree of seasonality in the net working capital needs, with working capital needs increasing gradually during the first half of the financial year, which then unwinds in the second half of the financial year.
The AVPS business, which serves both seasonal shoppers and regular travelers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.
The RTS segment is currently composed of ZigZag Global, Yocuda and ShipUp. ZigZag Global and ShipUp have a soft seasonal curve skewed towards November and December, underpinned by Black Friday, Cyber Monday, and Christmas shopping peaks. Yocuda is not exposed to any material seasonal cycles given its core revenue is less exposed to the number of eReceipts it issues and more to the number of shops it serves.
COVID-19 Considerations
The Company’s results of operations continue to reflect the impact of the COVID-19 outbreak, which started to affect the business since February 2020; nevertheless, during the three and six month periods ended September 30, 2023 the transaction volumes for the TFSS and AVPS businesses have significantly recovered when compared to the same period last year, but remain impacted by the airline capacity for China. That reduced airline capacity is impacting particularly the recovery in Europe, whereas in APAC Sales in Store (“SiS”) from Chinese travelers is in line with the second quarter of the financial year ended March 31, 2020.

NOTE 4    Segment information
The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing the performance of the Group.
The ExCom consists of the chief executive officer (the “CEO”), chief financial officer, senior vice president marketing, communications & customer value creation, senior vice president new markets, public affairs & chief operating officer Americas, senior vice president added-value payment solutions, chief operating officer south Europe, chief operating officer Asia Pacific & Central Europe, chief technology officer, general counsel & company secretary, senior vice president strategy & chief product officer, chief operating officer north & central Europe & global accounts, senior vice president operations and senior vice president & global human resources director.
Management considers the business from a product perspective; the performance of the Tax Free Shopping Services (TFSS), Added-Value Payment Solutions (AVPS) and Retail Tech Solutions (RTS), product groups are separately considered.

The ExCom assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the ExCom to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the ExCom monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the ExCom for the reportable segments is as follows:

Six months ended September 30, 2023
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central Costs	Total
Revenue		154,831	39,026	13,802	—	207,659
Operating expenses (1)		(55,883)	(18,944)	(17,157)	(40,716)	(132,700)
Adjusted EBITDA		98,948	20,082	(3,355)	(40,716)	74,959
Depreciation and amortization	5					(20,135)
Exceptional items (2)						(5,962)
Operating Profit						48,862

Three months ended September 30, 2023
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central Costs	Total
Revenue		86,208	20,243	6,724	—	113,175
Operating expenses (1)		(28,444)	(9,934)	(8,076)	(19,554)	(66,008)
Adjusted EBITDA		57,764	10,309	(1,352)	(19,554)	47,167
Depreciation and amortization	5					(9,998)
Exceptional items (2)						(12,674)
Operating Profit						24,495

Six months ended September 30, 2022
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central Costs	Total
Revenue		102,062	27,915	8,051	—	138,029
Operating expenses (1)		(43,048)	(14,607)	(9,742)	(37,992)	(105,388)
Adjusted EBITDA		59,015	13,308	(1,691)	(37,992)	32,641
Depreciation and amortization	5					(30,217)
Exceptional items (2)						(7,301)
Operating Loss						(4,877)

Three months ended September 30, 2022
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central Costs	Total
Revenue		62,505	15,331	4,075	—	81,910
Operating expenses (1)		(23,976)	(7,847)	(5,029)	(19,261)	(56,114)
Adjusted EBITDA		38,529	7,483	(955)	(19,261)	25,796
Depreciation and amortization	5					(12,658)
Exceptional items (2)						(11,085)
Operating Profit						2,053
(1)Operating expenses excluding Depreciation and Amortization and Exceptional items.
For the six months ended September 30, 2023 fixed and variable costs amounted to EUR84.5 million and EUR48.1 million respectively (EUR70.7 million and EUR34.7 million for the six months ended September 30, 2022). Fixed personnel and fixed non-personnel costs amounted to EUR56.2 million and EUR28.3 respectively (EUR47.5 million and EUR23.2 million for the six months ended September 30, 2022).
For the three months ended September 30, 2023 fixed and variable costs amounted to EUR41.0 million and EUR25.0 million respectively (EUR36.3 million and EUR19.7 million for the three months ended September 30, 2022). Fixed personnel and fixed non-personnel costs amounted to EUR26.5 million and EUR14.6 million respectively (EUR23.4 million and EUR12.9 million for the three months ended September 30, 2022).

(2)Exceptional items consist of items such as share-based payment transactions and related other expenses, the change in fair value of warrants and put options, business and corporate restructuring expenses, impairment, net loss on sale of assets, and other exceptional items, which the Board of Directors considers as not directly related to ordinary business operations and which are not included in the assessment of management performance.

NOTE 5    Profit and loss information

(EUR thousand)		Three months ended September 30		Six months ended September 30
Expenses by nature	Note	2023	2022	2023	2022
Employee benefit expenses		(27,995)	(25,391)	(58,927)	(50,440)
Depreciation and amortization		(9,998)	(12,658)	(20,135)	(30,217)
Agent costs		(21,474)	(16,467)	(39,978)	(28,248)
IT costs		(3,909)	(3,694)	(7,408)	(6,980)
Auditors, lawyers and consultants		(2,711)	(2,597)	(5,305)	(4,776)
Advertising and promotion		(3,323)	(3,449)	(8,168)	(6,480)
Travel, entertainment, office and rental cost		(3,139)	(2,459)	(6,163)	(4,849)
Share based payment transactions expenses		(2,366)	(3,126)	(2,966)	(4,692)
External and other personnel cost		(2,466)	(1,644)	(4,437)	(3,128)
Business restructuring expenses		(43)	(3,614)	(126)	(3,934)
Corporate restructuring expenses		(249)	(402)	(317)	(523)
Impairments		(25)	—	(48)	(567)
Change in fair value of warrants and put options	9	(8,839)	(1,927)	(750)	5,013
Other operating expenses		(2,143)	(2,429)	(4,069)	(3,085)
Total operating expenses		(88,680)	(79,857)	(158,797)	(142,906)
Employee benefit expenses
For the three and six months ended September 30, 2023 the main driver of the total increase in employee benefit expenses is the average number of employees that increased from 1,580 (in the three months ended September 30, 2022) to 1,907 and from 1,528 (in the six months ended September 30, 2022) to 1,871.

Depreciation & amortization
The depreciation of property, plant and equipment amounted to EUR2.9 million and EUR6.3 million for the three and six months ended September 30, 2023 respectively (EUR3.6 million and EUR7.5 million for the three and six months ended September 30, 2022, respectively) comprising mostly of depreciation related to the right of use assets. For the same period the amortization of intangible assets predominantly sources from capitalized intangible assets amounting to EUR5.9 million and EUR11.4 million for the three and six months ended September 30, 2023. For the three and six months ended September 30, 2022 the expense mainly comprised of the amortization of capitalized intangible assets amounting to EUR5.2 million and EUR9.8 million and secondarily it includes the amortization of customer relationships recognized in the process of the purchase price allocation during the 2012 acquisition of Global Blue by Silver Lake and Partners Group for which the amortization period ended on July 31, 2022, and amounted to EUR3.1 million and EUR11.5 million.
Agent costs
For the three and six months ended September 30, 2023 agent costs, referring to merchant acquiring fees, have increased as a consequence of the overall business recovery.
Share-based payment transactions
For the three months ended September 30, 2023 share-based payments expenses primarily comprise of EUR1.4 million (EUR3.1 million for the three months ended September 30, 2022) for restricted share grants and share options issued within the framework of the MIP adopted in November 2020, and the share options issued as part of the 2019 Employee Share Option Plan, and of EUR1.0 million (nil for the three months ended September 30, 2022) corresponding to the expenses for stock-option plans approved and issued by RTS entities.
For the six months ended September 30, 2023 share-based payments expenses primarily comprise of EUR2.8 million (EUR4.7 million for the six months ended September 30, 2022) for restricted share grants and share options issued within the framework of the MIP adopted in November 2020, and the share options issued as part of the 2019 Employee Share Option Plan, and of EUR0.1 million (nil for the six months ended September 30, 2022) for stock-option plans approved and issued by RTS entities.
Business restructuring expenses
For the three and six months ended September 30, 2022 business restructuring expenses correspond primarily to the loss arising from the sale of our TFSS business in Russia, and related deconsolidation.
Change in fair value of warrants and put options
For the three months ended September 30, 2023, the majority of EUR8.8 million loss corresponds to the loss associated with the change in fair value of the warrant liabilities of EUR8.6 million (EUR1.5 million loss for the three months ended September 30, 2022), and was increased by EUR0.1 million loss associated with the change in the fair value of the put options of ZigZag (EUR0.1 million loss for the three months ended September 30, 2022), and EUR0.1 million loss associated with the put options of Yocuda (EUR0.3 million loss for the three months ended September 30, 2022).
For the six months ended September 30, 2023, the majority of EUR0.8 million loss corresponds to the loss associated with the change in fair value of the warrant liabilities of EUR0.4 million (EUR2.1 million gain for the six months ended September 30, 2022), and was increased by EUR0.2 million loss associated with the change in the fair value of the put options of ZigZag (EUR2.1 million gain for the six months ended September 30, 2022), and EUR0.2 loss associated with the put options of Yocuda (EUR0.8 million gain for the six months ended September 30, 2022).

As of September 30, 2023 the impairment assessment as of March 31, 2023 is still considered valid and no further impairment indicators were identified in the Company’s assets or CGUs.

Net finance costs
For the three months ended September 30, 2023 the net finance cost amounted to EUR13.9 million (EUR13.8 million for the three months ended September 30, 2022) out of which the finance costs amounted to EUR15.9 million (EUR14.2 million for the three months ended September 30, 2022). The latter predominantly comprise of EUR13.0 million linked to bank borrowings and amortization of related capitalized borrowing fees and EUR2.5 million of net foreign exchange losses (for the three months ended September 30, 2022 it predominantly comprised of EUR6.5 million linked to bank borrowings and amortization of related capitalized borrowing fees, EUR3.7 million of net foreign exchange losses and EUR3.9 million of other financial expenses being mainly forward trading exchange losses), partially offset by EUR1.3 million of interest income on bank deposits (EUR0.1 million for the three months ended September 30, 2022) and by EUR0.7 million of other finance income (EUR0.3 million for the three months ended September 30, 2022).
For the six months ended September 30, 2023 the net finance cost amounted to EUR24.6 million (EUR23.8 million for the six months ended September 30, 2022) out of which the finance costs amounted to EUR27.7 million (EUR24.4 million for the six months ended September 30, 2022). The latter predominantly comprise of EUR24.3 million of interest linked to bank borrowings and amortization of related capitalized borrowing fees and EUR2.4 million of net foreign exchange losses (for the six months ended September 30, 2022 it predominantly comprises of EUR12.4 million of interest linked to bank borrowings and amortization of related capitalized borrowing fees, EUR8.4 million of net foreign exchange losses and EUR3.6 million of other financial expenses being mainly forward trading exchange losses) partially offset by EUR2.3 million of interest income on bank deposits (EUR0.2 million for the six months ended September 30, 2022) and by EUR0.8 million of other finance income (EUR0.4 million for the six months ended September 30, 2022).

Income tax

(EUR thousand)	Three months ended September 30		Six months ended September 30
Income tax	2023	2022	2023	2022
Current income tax expense	(6,195)	(2,662)	(11,421)	(3,744)
Adjustment in respect of current income tax of previous years	73	3,162	117	3,587
Adjustment in respect of deferred income tax of previous years	(1,279)	(220)	320	(239)
Deferred tax benefit / (expense)	(1,397)	299	(1,857)	3,035
Income tax benefit / (expense) reported in the income statement	(8,798)	579	(12,841)	2,639
The adjustment in respect of current income tax of previous years for the three and six months ended September 30, 2022 contains a benefit of EUR3.2 million resulting from the reversal of a previously recorded uncertain tax position based on the final tax assessment received from the German authorities.
For the six months ended September 30, 2023 the deferred income tax of previous years consist of a benefit of EUR1.6 million arising from the updated estimate of deferred tax on amortization of intangible assets from past business combinations which is partially offset by deferred tax expenses of EUR1.3 million resulting from adjustments to tax loss carried forward in the three months ended September 30, 2023.

NOTE 6    Earnings per share

(EUR thousand)	Three months ended September 30		Six months ended September 30
Earnings per share	2023	2022	2023	2022
Profit / (Loss) attributable to the owners of the parent	(511)	(11,729)	7,721	(26,927)
Profit / (Loss) attributable to the owners of the parent attributable to ordinary shares	(424)	(9,725)	6,408	(23,147)
Profit / (Loss) attributable to the owners of the parent attributable to preference shares	(87)	(2,004)	1,313	(3,780)
Weighted average number of basic ordinary shares outstanding (thousand)	190,131	188,546	189,994	184,818
Weighted average number of basic preference shares outstanding (thousand)	39,008	38,861	38,935	30,182
Basic earnings / (loss) per ordinary share	(0.00)	(0.05)	0.03	(0.13)
Profit / (Loss) attributable to the owners of the parent	(511)	(11,729)	7,721	(26,927)
Profit / (Loss) attributable to the owners of the parent attributable to ordinary shares	(425)	(9,725)	6,419	(23,147)
Profit / (Loss) attributable to the owners of the parent attributable to preference shares	(86)	(2,004)	1,302	(3,780)
Weighted average number of diluted ordinary shares outstanding (thousand)	192,078	188,546	191,941	184,818
Weighted average number of diluted preference shares outstanding (thousand)	39,008	38,861	38,935	30,182
Diluted earnings / (loss) per ordinary share	(0.00)	(0.05)	0.03	(0.13)
Basic
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary shares outstanding at the end of the period.
Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary shares outstanding at the end of the period.
For the three and six months ended September 30, 2023, the Company has excluded 8.0 million ordinary shares relating to the Management Incentive Plan from the diluted earnings per ordinary shares calculation, as the impact of those shares is not-dilutive.
For the three and six months ended September 30, 2022, the Company has excluded 10.1 million ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered not-dilutive. The ordinary shares relate to the Management Incentive Plan and are potentially dilutive instruments.
The 30,735,950 outstanding warrants as of September 30, 2023 and September 30, 2022 are considered as not-dilutive.

NOTE 7    Issued capital and reserves & Shareholders of Global Blue Group Holding AG

Number of shares authorized and issued

	Six months ended September 30
Number of shares authorized and issued	2023				2022
	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of April 1	201,226,883	17,684,377	21,176,470	240,087,730	192,534,962	17,788,512	—	210,323,474
Issuance of preference shares B to CK Opportunities Wolverine Sarl (Dividend)	—	—	847,059	847,059	—	—	—	—
Issuance of share capital Global Blue Group Holding A.G.	—	—	—	—	8,587,786	—	21,176,470	29,764,256
Issuance of treasury shares by Global Blue Group Holding A.G.	—	—	—	—	104,135	—	—	104,135
Closing balance as of September 30	201,226,883	17,684,377	22,023,529	240,934,789	201,226,883	17,788,512	21,176,470	240,191,865

	Three months ended September 30
Number of shares authorized and issued	2023				2022
	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of July 1	201,226,883	17,684,377	21,176,470	240,087,730	201,226,883	17,788,512	21,176,470	240,191,865
Issuance of preference shares B to CK Opportunities Wolverine Sarl (Dividend)	—	—	847,059	847,059	—	—	—	—
Closing balance as of September 30	201,226,883	17,684,377	22,023,529	240,934,789	201,226,883	17,788,512	21,176,470	240,191,865
During the three and six months ended September 30, 2023 847,059 series B preference shares, convertible into common shares, were issued in the Company and transferred to CK Opportunities Wolverine Sarl, in relation to the dividend in kind approved by the Company’s shareholders meeting on September 14, 2023.
During the six months ended September 30, 2022, 8,587,786 ordinary shares and 21,176,470 series B preference shares, convertible into common shares, were issued in the Company based on the investment agreement with Certares. Certares subscribed for and purchased the aforementioned shares for the amount of EUR215.2 million (USD225.0 million). The transaction costs and stamp duties amounting to EUR4.7 million were deducted from other reserves in equity.
During the six months ended September 30, 2022, 104,135 ordinary shares were issued in the Company and held in the custody of Global Blue Group II GmbH.
There were no changes in the number of the shares authorized and issued during three months ended September 30, 2022.

Treasury shares

Six months ended September 30, 2023
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2023	11,371,136	236	11,371,372	(115)	(2)	(117)
Vested RSA shares	(628,045)	—	(628,045)	6	—	6
Closing balance as of September 30, 2023	10,743,091	236	10,743,327	(109)	(2)	(111)

Three months ended September 30, 2023
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of July 1, 2023	11,371,136	236	11,371,372	(115)	(2)	(117)
Vested RSA shares	(628,045)	—	(628,045)	6	—	6
Closing balance as of September 30, 2023	10,743,091	236	10,743,327	(109)	(2)	(111)
During the three and six months ended September 30, 2023, within the framework of the Company’s Management Incentive Plan, and more specifically under the Restricted Share Award program, 628,045 ordinary shares vested and transferred to the corresponding employees (413,806 during the three and six months ended September 30, 2022) out of the treasury shares held in the custody of Global Blue Group II GmbH.

Six months ended September 30, 2022
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2022	12,995,018	104,371	13,099,389	(9,297)	(882)	(10,179)
Issuance of treasury shares by Global Blue Group Holding A.G.	104,135	—	104,135	(1)	—	(1)
Vested RSA shares	(413,806)	—	(413,806)	4	—	4
Allocation of treasury shares to shareholders by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.)	(1,189,977)	—	(1,189,977)	9,178	—	9,178
Closing balance as of September 30, 2022	11,495,370	104,371	11,599,741	(116)	(882)	(998)

Three months ended September 30, 2022
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of July 1, 2022	13,099,153	104,371	13,203,524	(9,298)	(882)	(10,180)
Vested RSA shares	(413,806)	—	(413,806)	4	—	4
Allocation of treasury shares to shareholders by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.)	(1,189,977)	—	(1,189,977)	9,178	—	9,178
Closing balance as of September 30, 2022	11,495,370	104,371	11,599,741	(116)	(882)	(998)
During the six months ended September 30, 2022, 104,135 ordinary shares were issued in the Company and held in the custody of Global Blue Group II GmbH.

During the three and six months ended September 30, 2022 1,189,977 ordinary shares were allocated by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.) to employees, ex-employees and members of management. During the same periods, within the framework of the Company’s Management Incentive Plan, and more specifically under the Restricted Share Award program, 413,806 ordinary shares vested and transferred to the corresponding employees out of the treasury shares held in the custody of Global Blue Group II GmbH.
Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	as of September 30, 2023
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants

Silver Lake and Affiliate~~s~~ (1)	97,258,598	11,970,487	109,229,085	47.5%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	19.6%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	22,023,529	31,310,498	13.6%	—
Ant Group	12,500,000	—	12,500,000	5.4%	—
GB Directors, Executive Management & Other Employees	9,365,228	774,517	10,139,745	4.4%	516,317
Other Shareholders	21,943,169	—	21,943,169	9.5%	20,969,283
Total excl. instruments held by the Group	190,483,792	39,707,670	230,191,462	100.0%	30,735,950
Treasury shares	10,743,091	236	10,743,327		—
Total incl. instruments held by the Group	201,226,883	39,707,906	240,934,789		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2023
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants

Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	47.8%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	19.7%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	21,176,470	30,463,439	13.3%	—
Ant Group	12,500,000	—	12,500,000	5.5%	—
GB Directors, Executive Management & Other Employees	8,883,950	774,517	9,658,467	4.2%	516,317
Other Shareholders	21,796,402	—	21,796,402	9.5%	20,969,283
Total excl. instruments held by the Group	189,855,747	38,860,611	228,716,358	100.0%	30,735,950
Treasury shares	11,371,136	236	11,371,372		—
Total incl. instruments held by the Group	201,226,883	38,860,847	240,087,730		30,735,950

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes treasury shares

During the six months ended September 30, 2023, there were no changes in the number or the conditions of the ordinary shares, treasury shares, preference shares, and warrants.

NOTE 8    Share-based Payments
As part of Global Blue’s Management Incentive Plan (“MIP”), the Board issued a series of equity grants in the form of Global Blue share options (SOP) and Global Blue restricted shares (RSA).
Participation in these plans is at the Board’s discretion and subject to the consent of the individual employee receiving the grant.
RSA 2023
On August 25, 2023, under the MIP, the Board approved the grant of 258,570 RSAs to the CEO and 774,250 RSAs to other employees.
Under this grant, participants are granted Company’s ordinary shares if they remain in the employment of the Company, and certain market and non-market conditions are met:
•service condition: the employee remain in the employment of the Group,
•market performance conditions: increase of the absolute total shareholder return and benchmarking the total shareholder return to the MSCI ASWI All Country index,
•non-market performance condition: measured by adjusted net income compound annual growth rate (CAGR).
The shares are issued at the grant date and held as treasury shares until the vesting.
As for the vesting period, 50% RSAs granted to the CEO vest on August 29, 2024 and 50% on August 29, 2025, while 25% of the RSAs granted to other employees vest on August 29, 2024, 25% on August 29, 2025, 25% on August 29, 2026 and 25% on August 29, 2027.
The plan is equity-settled in accordance with IFRS 2. The estimated fair value is calculated based on the share price as at grant date, adjusted using the probability of achievement of the market-based performance conditions. The estimated fair value is based on the assumption that the service condition and non-market performance condition will be fully met. The model inputs were the share price at grant date and the risk free interest rate as stipulated in the table below. No dividend payments were considered in the fair value.

	RSA 2023				RSA 2023 CEO
Grant date	1/9/2023	1/9/2023	1/9/2023	1/9/2023	25/8/2023	25/8/2023
Vesting date	29/8/2024	29/8/2025	29/8/2026	29/8/2027	29/8/2024	29/8/2025
Share price at grant date (USD)	5.63	5.63	5.63	5.63	5.76	5.76
Expected volatility	27.0%	44.0%	55.0%	72.0%	27.0%	44.0%
Risk free interest rate	5.6%	5.1%	4.8%	4.6%	5.6%	5.1%
Fair value per share (USD)	4.21	4.08	3.95	3.82	4.30	4.18

In addition of the above plan, on September 5, 2023, 29,820 RSAs were granted to the Company’s non-executive directors; according to this plan, award holders are granted the Company’s ordinary shares if they remain in the employment of the Company and, as of the vesting period, 33.3% RSAs vest on August 29, 2024, 33.3% on August 29, 2025 and 33.4% on August 29, 2026. The Group assessed the plan to be equity-settled in accordance with IFRS 2.
Reconciliation of the outstanding RSA shares

The following table shows the RSAs granted and outstanding at the beginning and end of the reporting period:

Number of shares (thousands)	Six months ended September 30
	2023	2022
As of April 1	2,006	1,674
Granted during the period	1,063	962
Vested during the period	(961)	(414)
Forfeited during the period	(143)	(72)
As of September 30	1,966	2,150
Weighted average fair value (USD)	4.40	5.37

Number of shares (thousands)	Three months ended September 30
	2023	2022
As of July 1	1,999	1,672
Granted during the period	1,063	962
Vested during the period	(961)	(414)
Forfeited during the period	(134)	(70)
As of September 30	1,966	2,150
Weighted average fair value (USD)	4.40	5.37
During the six months ended September 30, 2023, there were no modifications or cancellation to the share-based payment plans, including SOP and RSA plans and stock-options plans issued by RTS entities.

NOTE 9    Fair value measurement of financial instruments

The table below sets out the Group’s financial assets and financial liabilities measured and recognized at fair value as of September 30, 2023 and March 31, 2023 on a recurring basis, including their levels in the fair value hierarchy.

As of September 30, 2023
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	7,541	7,541
Total assets	—	—	7,541	7,541

Liabilities
Financial liabilities at fair value through profit or loss
- Put options liabilities	—	—	4,766	4,766
- Warrant liabilities - Public warrants	7,561	—	—	7,561
- Warrant liabilities - Private warrants	—	4,266	—	4,266
- Other current financial liabilities - Derivative financial instruments	—	162	—	162
Total liabilities	7,561	4,428	4,766	16,755

As of March 31, 2023
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	7,051	7,051
Financial assets at fair value through profit or loss
-Other current receivables - Derivative financial instruments	—	107	—	107
Total assets	—	107	7,051	7,158
Liabilities
Financial liabilities at fair value through profit or loss
- Put options liability	—	—	4,390	4,390
- Warrant liabilities - Public warrants	7,320	—	—	7,320
- Warrant liabilities - Private warrants	—	4,129	—	4,129
Total liabilities	7,320	4,129	4,390	15,839
The fair values of financial instruments which are not measured at fair value in the statement of financial position are not materially different to their carrying amounts.
The Group classifies the fair value of its financial instruments in the following hierarchy:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly;
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
There were no transfers between fair value hierarchy levels, nor any changes to the valuation techniques applied during the six months ended September 30, 2023.
The fair value of financial instruments that are not traded in an active market (over-the-counter derivatives, put options, private warrants and other investments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. When the fair value of an unquoted instrument cannot be measured with sufficient reliability, the Group carries such instruments at cost less impairment, if applicable.
Warrants
The fair value of the private and public warrants is categorized as Level 2 and Level 1, respectively, in the fair value hierarchy. The Group has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Group’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price. For the six months ended September 30, 2023, the Group recognized EUR0.4 million fair value loss associated with the warrant liabilities under operating expenses in the income statement.
Put options
As of September 30, 2023 the put options comprise of EUR1.9 million and EUR2.8 million related to the acquisitions of ZigZag and Yocuda, respectively.
The fair value of the put options were derived using an option pricing methodology (Monte Carlo simulations) based on projected revenue or gross profit distribution or EBITDA margin (depending on the business acquired) and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation. The main driver for the valuation of the put options in all cases is the underlying business plan. In the case of ZigZag and Yocuda, the top and bottom 5% of extreme values have been excluded from the calculations.
For the six months ended September 30, 2023, the Group recognized EUR0.4 million fair value loss associated with put options under operating expenses in the income statement.
The following table presents the changes in level 3 instruments for the six months ended September 30, 2023:

(EUR thousand)	Other investments	Put option liabilities
Opening balance as of April 1, 2023	7,051	4,390
Additions	490	—
Loss recognized in income statement	—	287
Exchange differences	—	89
Closing balance as of September 30, 2023	7,541	4,766
During the six months ended September 30, 2023 Global Blue participated to the fundraising round of an existing investment and increased its investment by EUR0.5 million.
During the six months ended September 30, 2023, there were no other changes in the business or economic circumstances that affect the fair value of the financial assets.

NOTE 10    Events after the reporting period

Private Placement & Capital Increase
On November 16, 2023, the Company entered into a share purchase and investment agreement, by and among the Company, Tencent Mobility Limited (“Tencent”), SL Globetrotter L.P. (“Globetrotter”), Global Blue Holding L.P. (“Holdco”) and the other parties from time to time party thereto (together with Globetrotter and Holdco, the “Sellers”), whereby Tencent agreed to (i) purchase from the Sellers an aggregate 9,090,909 registered common shares of the Company with a nominal value of CHF 0.01 for consideration in an aggregate amount of $50,000,000.50 (the “Share Sale”), and (ii) subscribe for and purchase from the Company 9,090,909 newly issued registered common shares of the Company with a nominal value of CHF 0.01 for consideration in an aggregate amount of $49,999,999.50 (the “Investment”), in each case, subject to specific terms and conditions (the “Transaction”).
On November 28, 2023 the Sellers completed the aforementioned Share Sale to Tencent, from which the Company did not receive any proceeds, and on November 28, 2023, the Board authorized the issuance, out of the authorized share capital of the Company (the “Capital Increase”), of 9,090,909 common shares to the Purchaser, as reflected in the articles of association of the Company dated November 28, 2023. On November 29, 2023, the Company effected the Capital Increase, thus closing the above Investment, with Tencent now owning 18.18 million common shares, representing approximately 8% of the total fully-diluted share capital.

New Credit Agreement
On November 24, 2023, the Group entered into a credit agreement consisting of a term loan of EUR 610 million (the “Senior Secured Term Loan” or “SSTL”) and a senior secured revolving credit facility of EUR 97.5 million (the “Senior Secured Revolver Facility” or “SSRF”) (and, together with the SSTL, the “Credit Facilities”).
The SSTL will mature seven years after its first utilization date, and the SSRF will mature six years, six months after the first utilization date. Borrowings under the SSTL bear interest at a rate of EURIBOR and an applicable margin of up to 5.00%, which may be reduced in the future based on the Senior Secured Net Leverage Ratio (or “SSNLR” as defined in the credit agreement). Borrowings under the SSRF bear interest at a rate of EURIBOR and an applicable margin of up to 4.50%, which may be reduced in the future based on the SSNLR. EUR 20 million of the SSRF can be utilized as a swingline facility.
The EURIBOR rate is subject to a “floor” of 0.0%, and the Group may select interest periods of one, two, three or six months and interest is paid on the last business day of each interest period. Furthermore, the Group is required to pay a commitment fee at a rate per annum equal to 30% of the applicable margin on the SSRF in respect of unused amounts.
On the closing date of the Credit Facilities agreement, the SSTL will be fully drawn, and the proceeds, along with existing available liquidity, will be used to fully repay the Group’s senior secured term loan and revolver facilities, entered into October 25, 2019 (as amended and supplemented from time to time).